UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three months ended March 31, 2018, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On May 9, 2018, the Company issued a press release announcing the filing of its financial results for the three months ended March 31, 2018 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Financial Summary - First Quarter 2018 vs. First Quarter 2017” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 26, 2018 (Registration No. 333-223923).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets
U.S. Dollars in thousands, except share data and per share data

	As of March 31, 2018	As of December 31, 2017
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$2,631	$13,021
Marketable securities	12,871	5,976
Other accounts receivable	365	155
Total current assets	15,867	19,152

Property and equipment, net	433	491

Total assets	$16,300	$19,643

Liabilities and stockholders' equity

Current liabilities
Trade payables	$2,196	$2,276
Other accounts payable	232	1,034
Short-term portion of deferred revenue	270	538
Total current liabilities	2,698	3,848

Stockholders' equity:
Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 14,472,414 shares as of March 31, 2018; 14,435,161 shares as of December 31, 2017	40	40
Additional paid-in capital	92,723	92,381
Accumulated other comprehensive loss	(36)	(7)
Accumulated deficit	(79,125)	(76,619)
Total stockholders' equity	13,602	15,795

Total liabilities and stockholders' equity	$16,300	$19,643

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Three months ended March 31,
	2018	2017
Revenue	$268	$268

Research and development expenses	1,944	2,743

General and administrative expenses	883	789

Total operating expenses	2,559	3,264

Financial income, net	(53)	(102)

Net loss	$2,506	$3,162

Basic and diluted net loss per share from continuing operation	$0.17	$0.26

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	14,467,627	12,164,983

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss (Unaudited)
U.S. Dollars in thousands

	Three months ended March 31,
	2018	2017
Net loss	$2,506	$3,162

Other comprehensive loss (income):

Net unrealized loss (gain) on available for sale securities	29	(24)

Comprehensive loss	$2,535	$3,138

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2017	14,435,161	$40	$92,381	$(7)	$(76,619)	$15,795
Stock based compensation	-	-	330	-	-	330
Options and Restricted stock units Exercise	37,253	-	12	-	-	12
Unrealized loss from marketable securities	-	-	-	(29)	-	(29)
Net loss	-	-	-	-	(2,506)	(2,506)
Balance - March 31, 2018	14,472,414	$40	$92,723	$(36)	$(79,125)	$13,602

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows (Unaudited)
U.S. Dollars in thousands

	Three months ended March 31,
	2018	2017
Cash flow from operating activities

Net loss	$(2,506)	$(3,162)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	59	60
Stock-based compensation expense	330	361
Amortization of discount/premium on marketable securities	9	(140)
Loss from Realization of marketable securities	3	78
Changes in operating assets and liabilities:
Increase in other accounts receivable	(210)	(52)
Decrease in trade payables	(80)	(584)
Decrease in other accounts payable	(802)	(167)
Decrease in deferred revenue	(268)	(268)
Net cash used in operating activities	(3,465)	(3,874)

Cash flow from investing activities
Purchase of property and equipment	(1)	(7)
Investment in available for sale securities	(8,185)	-
Consideration from sale of available for sale securities	1,249	2,444
Net cash provided in (used in) investing activities	(6,937)	2,437

Cash flow from financing activities
Proceeds from exercise of options	12	-
Net cash provided in financing activities	12	-

Decrease in cash and cash equivalents	(10,390)	(1,437)
Cash and cash equivalents at the beginning of the period	13,021	3,097
Cash and cash equivalents at the end of the period	$2,631	$1,660

Supplemental disclosure of cash flow information:
Cash received from interest	$46	88

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. holds a wholly owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel and has been an inactive company since 2015. The Company also holds a wholly owned subsidiary, Galmed Research and Development Ltd., which was incorporated in Israel.

These unaudited interim consolidated financial statements have been prepared as of March 31, 2018 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2017 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 13, 2018 (the "Annual Report"). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 - Stockholders' Equity

1.	During the three months ended March 31, 2018, certain officers and former employees exercised options into 33,657 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $12 thousand.

2.	During the three months ended March 31, 2018, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 3,596 ordinary shares of the Company, NIS 0.01 par value per share.

3.	On April 5, 2018, subsequent to the balance sheet date, the Company sold to Biotechnology Value Fund, L.P. and certain of its affiliates in a registered direct offering 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. The warrants have an exercise price of $15.00 per share and will expire one year from the date of issuance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our ongoing Phase IIb ARREST Study, and planned Phase III trials, for our product candidate, Aramchol TM (“Aramchol”) for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus with Non-Alcoholic Steato-Hepatitis (“NASH”), or whether Phase III trials will be conducted at all;

•	completion and receiving favorable results of the Phase IIB ARREST Study and potential Phase III trials for Aramchol;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Authority (the “EMA”) including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol or any other future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 13, 2018 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted SCD1 modulator, first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations. We are currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol in 247 subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Top line data from the ARREST Study are expected to be available during June 2018. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Aramchol (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. Aramchol’s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating down regulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis is mediated by down regulation of steatosis and directly on human collagen producing cells. Aramchol has been granted by the FDA Fast Track designation status for the treatment of NASH.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At March 31, 2018, we had current assets of $15.9 million, which consists of cash and cash equivalents of $2.6 million and short-term investment securities of $12.9 million. This compares with current assets of $19.2 million at December 31, 2017, which consisted of cash and cash equivalents of $13.0 million and short-term investment securities of $6.0 million. On April 5, 2018, we raised $6.0 million in gross proceeds through a registered direct offering (as detailed below) from Biotechnology Value Fund, L.P. and certain of its affiliates. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted through the first half of 2020. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Recent Developments

During the first quarter of 2018, we announced the following developments:

•	On January 2, 2018, we announced that we raised approximately $11.6 million in gross proceeds during December 2017 under the Company's at-the-market ("ATM") programs.

•	On February 7, 2018, we announced that the Israeli Tax Authority has issued a tax ruling granting Galmed Research and Development Ltd. (a wholly owned subsidiary of the Company, owner of all of Galmed's IP) "Preferred Technological Enterprise" status, subject to the conditions and terms of the tax ruling.

•	On February 14, 2018, we announced top-line results from the ARRIVE Trial, which did not meet its primary endpoint. ARRIVE, a Phase IIa, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba was a randomized, double-blinded, placebo-controlled, 12 weeks, proof-of-concept study that evaluated the safety and efficacy of Aramchol™ at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and non-alcoholic fatty liver disease, or NAFLD. The primary endpoint of the study was improvement of liver fat at 12 weeks, as measured by MRI-PDFF. Liver biopsies were not included as part of the evaluation in this pilot trial.

Since the end of the first quarter of 2018 (subsequent to the balance sheet date), we had the following developments:

•	On April 3, 2018, we announced we entered into a securities purchase agreement with Biotechnology Value Fund, L.P. and certain of its affiliates for the purchase and sale in a registered direct offering of 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. The warrants have an exercise price of $15.00 per share and will expire one year from the date of issuance.

Revenues

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil Pharma. Co., Ltd. for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea. Under the terms of the Samil Agreement, we have received upfront payments of $2.1 million, and may be eligible to receive up to $6.0 million in additional payments for development and regulatory milestones for Aramchol in the licensed territories. For accounting purposes, the upfront payment has been recorded as deferred revenue. The deferred revenue is then amortized on a straight-line basis over the contractual period and milestone payments are recognized once earned.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's development, our future research and development expenses will depend on the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial Income, Net

Our financial income consists of interest income from marketable securities and our financial expense consists of fees associated with banking activities and losses from realization of marketable securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.

	Three months ended March 31,
	2018	2017
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Revenue	268	268
Research and development expenses	1,944	2,743
General and administrative expenses	883	789
Operating loss	2,559	3,264
Financial expenses (income), net	(53)	(102)
Net loss	2,506	3,162
Other comprehensive (loss) income:	(29)	24
Comprehensive loss	2,535	3,138
Basic and diluted net Loss per share	$0.17	$0.26

Revenue

Licensing revenue amounted to approximately 0.3 million for the three months ended March 31, 2018 and 2017. The above mentioned revenue resulted from the amortization of the up-front payments under the license agreement with Samil Pharm.

Research and Development Expenses

Our research and development expenses amounted to approximately $1.9 million during the three months ended March 31, 2018 representing a decrease of approximately $0.8 million, or 30%, compared to approximately $2.7 million for the comparable period in 2017.

The decrease during the three months ended March 31, 2018 primarily resulted from a decrease of approximately $0.9 million in subcontractor expenses in connection with the ARREST study, as compared to such expenses for the comparable period in 2017.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.9 million during the three months ended March 31, 2018 representing an increase of approximately $0.1 million, or 13%, compared to approximately $0.8 million for the comparable period in 2017.

The increase during the three months ended March 31, 2018 primarily resulted from an increase of approximately $0.1 million in professional fees, as compared to such expenses for the comparable period in 2017.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2018, our operating loss was approximately $2.6 million, representing a decrease of $0.7 million, or 21%, as compared to approximately $3.3 million for the comparable prior year period. The decrease for the three months ended March 31, 2018 primarily resulted from a decrease in our research and development expenses.

Financial Income, Net

Our financial income amounted to approximately $0.05 million during the three months ended March 31, 2018, compared to $0.1 million for the comparable period in 2017. The decrease during the three months ended March 31, 2018 primarily resulted from a decrease in currency exchange rates expenses, as compared to such expenses for the comparable period in 2017.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2018, our net loss was $2.5 million, representing a decrease of $0.7 million, or 22%, as compared to our net loss for the comparable prior year period.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings. In April 2018, we raised net proceeds of approximately $5.9 million in a registered direct offering. Under our existing ATM offering, as of the date hereof, we may sell, from time to time, up to approximately $35.0 million of additional ordinary shares.

We have incurred substantial losses since our inception. As of March 31, 2018, we had an accumulated deficit of approximately $79.1 million and positive working capital (current assets less current liabilities) of approximately $13.2 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2018, we had cash and cash equivalents of approximately $2.6 million and marketable securities of approximately $12.9 million invested in accordance with our investment policy, totaling approximately $15.5 million, as compared to approximately $13.0 million and approximately $6.0 million as of December 31, 2017, totaling approximately $19.0 million. The decrease is mainly attributable to our $3.5 million negative cash flow from operating during the three months ended March 31, 2018.

We had negative cash flow from operating activities of approximately $3.5 million for the three months ended March 31, 2018, as compared to negative cash flow from operating activities of approximately $3.9 million for the three months ended March 31, 2017. The negative cash flow from operating activities for the three months ended March 31, 2018 is mainly attributable to our net loss of approximately $2.5 million, as well as a decrease of approximately $1.1 million of trade payables, other accounts payables and upfront fee from license agreement.

We had negative cash flow from investing activities of approximately $7.0 million for the three months ended March 31, 2018, as compared to positive cash flow from investing activities of approximately $2.4 million for the three months ended March 31, 2017. The negative cash flow from investing activities for the three months ended March 31, 2018 was primarily due to the net investment of marketable securities.

We had positive cash flow from financing activities of approximately $0.01 million for the three months ended March 31, 2018, as compared to no cash flow from financing activities for the three months ended March 31, 2017. The positive cash flow from financing activities the three months ended March 31, 2018 was due to the proceeds from exercise of options.

Although there can be no assurance, we believe that our existing cash resources will be sufficient to fund our projected cash requirements through the first half of 2020. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of Aramchol and clinical trials for other indications and other research and development activities. Our management may choose to raise such additional capital, which would be authorized by our board of directors, at their discretion.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 9, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 9, 2018	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer